                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X] Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the fiscal year ended December 31, 1999

                                       or

[ ] Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the transition period from __________ to _____________

                         Commission file number 0-20557

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Andersons, Inc. Retirement Savings Investment Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Andersons, Inc., 480 West Dussel Drive, Maumee, Ohio 43537.

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                          Independent Auditor's Report



To the Pension Committee
The Andersons, Inc. Retirement Savings Investment Plan


We have audited the accompanying statements of net assets available for plan benefits of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 1999 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those basic financial statements taken as a whole.



/s/Plante & Moran, LLP


June 19, 2000
Toledo, Ohio

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THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                              December 31
                                                                     ----------------------------
                                                                         1999             1998
                                                                     ------------     -----------
ASSETS
  Investments (Note 4):
     Participant-directed mutual funds:
          Spartan U.S. Equity Index Portfolio                        $ 30,185,549     $27,397,638
          Fidelity Magellan Fund                                       25,530,410      20,445,294
          Fidelity Growth and Income Portfolio                         15,467,484      16,561,680
          Fidelity U.S. Bond Index Portfolio                            9,858,546      11,154,444
          Fidelity Retirement Government Money Market Portfolio         8,813,370       7,292,831
          Janus Worldwide Fund                                          9,051,789       4,625,970
          Fidelity Low-priced Stock Fund                                  804,563       1,228,364
          Dreyfus Founders Balanced Fund                                2,072,865       2,387,270
          Fidelity Contrafund                                           3,065,660       2,050,433
          Fidelity Value Fund                                             765,004         713,153
          Janus Enterprise Fund                                         7,892,231         793,297
          Fidelity Freedom Income Fund                                     20,155          55,017
          Fidelity Freedom 2000 Fund                                       93,091             664
          Fidelity Freedom 2010 Fund                                      431,657         212,572
          Fidelity Freedom 2020 Fund                                      560,457         184,639
          Fidelity Freedom 2030 Fund                                      153,105          51,545
     Participant-directed The Andersons, Inc. common shares               663,620         354,785
     Loans receivable from plan participants                            2,440,103       2,241,638
                                                                     ------------     -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                               $117,869,659     $97,751,234
                                                                     ============     ===========

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THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                        Year Ended December 31
                                                                     ----------------------------
                                                                         1999             1998
                                                                     ------------     -----------
ADDITIONS
     Contributions:
          Participants                                               $  3,339,545     $ 3,191,356
          Employer                                                      1,238,841       1,160,158
          Transfers from other qualified plans                          1,073,745         674,791
                                                                     ------------     -----------

                Total contributions                                     5,652,131       5,026,305

     Investment income:
          Interest and dividends                                        6,970,277       4,561,273
          Net realized and unrealized appreciation in fair value
              of investments during the year                           13,072,160      13,945,714
                                                                     ------------     -----------

                Total additions                                        25,694,568      23,533,292

DEDUCTIONS
     Withdrawals by active and terminated participants                  5,073,505       3,737,627
     Investment fees                                                      502,638         407,638
                                                                     ------------     -----------

               Total deductions                                         5,576,143       4,145,265
                                                                     ------------     -----------

NET ADDITIONS                                                          20,118,425      19,388,027

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year                  97,751,234      78,363,207
                                                                     ------------     -----------

NET ASSETS AVAILABLE FOR BENEFITS - End of year                      $117,869,659     $97,751,234
                                                                     ============     ===========

THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 1999 AND 1998

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

               The accounting records of The Andersons, Inc. Retirement Savings Investment Plan (the "Plan") are maintained on the accrual basis by The Andersons, Inc. (Plan Sponsor). Plan assets are maintained by Fidelity Management Trust Company ("Trustee") and monitored by the Pension Committee established by the Plan sponsor.

               The preparation of the financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

               Unpaid withdrawals due to terminated participants have not been deducted in determining assets available for benefits for financial reporting purposes, but are been deducted from total assets in the Plan's annual return on Form 5500. These amounts totaled $178,551 and $655,370 at December 31, 1999 and 1998 respectively. As a result, withdrawals for financial reporting purposes were $476,819 and $13,925 lower for 1999 and 1998 respectively than the amounts reported on Form 5500.

               VALUATION OF INVESTMENTS - Investments are stated at fair value. The fair values of the Plan's investments in mutual funds are based on net asset values on the last business day of the Plan year. The fair value of the Plan's investments in The Andersons, Inc. common stock is based on NASDAQ closing market prices on the last business day of each Plan year. Changes in the fair value of investments is included in net realized and unrealized appreciation or depreciation in the aggregate fair value of investments presented in the statement of changes in net assets available for plan benefits.

Note 2 - DESCRIPTION OF THE PLAN

               The Plan is a defined contribution plan that covers substantially all employees of The Andersons, Inc., its wholly owned subsidiary, The Andersons Mower Center, Inc. and The Andersons Tireman, an unrelated employer (collectively, the Company). The Plan provides for retirement, disability, retirement and death benefit for participants who meet certain eligibility requirements, including one year of service and attaining age 21.

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THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 1999 AND 1998

NOTE 2 - DESCRIPTION OF THE PLAN (CONTINUED)

               Employee contributions may be made by salary reduction from one percent to 15 percent of annual compensation (in .50 percent increments) for each pay period of eligible participation in the Plan up to the maximum annual contribution allowed by law. Employer contributions are made at the rate of 50 percent of employee contributions, with a maximum contribution of 3 percent of annual compensation. Participants are fully vested in their contributions to the Plan.

               Participants hired by The Andersons, Inc. and The Andersons Tireman before January 1, 1993 vest immediately in the employer's matching contributions and participants hired after December 31, 1992 vest ratably over five years. Participants hired by The Anderson Motor Center, Inc. before January 1, 1994 vest immediately in the employer's matching contributions and participants hired after December 31, 1993 vest ratably over five years.

               The Plan may accept rollover contributions from IRA or from other qualified defined benefit or contribution plans of The Andersons, Inc. or participants' former employers.

               Each participant directs Fidelity Management Trust Company to invest any or all of his or her account in one or more of the following mutual fund investments:

               o SPARTAN U.S. EQUITY INDEX FUND invests primarily in the common stocks of the 500 companies that make up the Standard & Poor's 500 Index

               o FIDELITY MAGELLAN FUND seeks long-term capital appreciation through investment in common stocks and convertible securities issued by domestic or foreign companies

               o FIDELITY GROWTH AND INCOME FUND invests primarily in common and preferred stocks, convertible securities and fixed-income securities of foreign or domestic companies that offer long-term growth while providing current income

               o FIDELITY U.S. BOND INDEX FUND invests in U.S. Government and Agency obligations, corporate obligations, mortgaged-backed obligations and U.S. dollar-denominated obligations of foreign governments

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THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 1999 AND 1998

NOTE 2 - DESCRIPTION OF THE PLAN (CONTINUED)

               o FIDELITY RETIREMENT GOVERNMENT MONEY MARKET FUND invests in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities

               o JANUS WORLDWIDE FUND invests primarily in common stocks of foreign and domestic companies on a worldwide basis, whose size, share price and return will vary

               o FIDELITY LOW-PRICED STOCK FUND invests in stocks of undervalued or small companies that offer the possibility for significant growth

               o DREYFUS FOUNDERS BALANCED FUND invests in a broad variety of common stocks of foreign and domestic companies that provide current dividend income, U.S. and foreign government obligations and corporate bonds

               o FIDELITY CONTRAFUND invests in undervalued common stocks of smaller, less well-known companies with the potential for significant growth

               o FIDELITY VALUE FUND invests in companies that possess valuable assets or whose stock is undervalued and whose stock experience greater ups and downs than other stocks

               o JANUS ENTERPRISE FUND invests primarily in common stocks, it usually invests at least 50 percent of its equity assets in securities of medium-sized companies whose share price and return will vary

               o FIDELITY FREEDOM FUNDS invest in a combination of stocks, bonds and money market mutual funds with allocation strategy tied to the target retirement date.

               o THE ANDERSONS, INC. COMMON SHARES consists of common stock issued by The Andersons, Inc. with performance directly tied to the performance of the Company.

               No assets of any individually directed account may be used for the benefit of any other account or participant.

               The Plan Sponsor has the right under the Plan to terminate the Plan and the trust at any time. In the event of termination, participants become fully vested in their individual accounts.

THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 1999 AND 1998

NOTE 2 - DESCRIPTION OF THE PLAN (CONTINUED)

               Forfeited balances of terminated accounts are used to reduce future employer contributions. The balance of forfeited nonvested accounts was not material in 1999 or 1998.

               Additional information about the Plan agreement and limitations on contributions is available from the Personnel Department of the Plan sponsor or from designated individuals at the participating employers.

               Participants may borrow up to 50 percent of their vested account balances. The minimum loan amount is $1,000 and the maximum is $50,000. Each participant may only have one loan outstanding and each loan bears interest at a fixed rate equal to the prime rate at the end of the quarter previous to initiation of the loan plus one percent.

               The employer may make supplemental contributions to the Plan at its sole discretion.

               The Plan sponsor pays substantially all costs of administering the Plan, including trustee fees, and the Plan pays investment fees.

NOTE 3 - BENEFITS

               A participant is entitled to a benefit representing his or her salary reduction contributions, the vested amount of employer contributions and allocated income thereon (including realized and unrealized gains and losses). Upon termination of employment due to retirement, permanent disability, or death, a participant or his beneficiary is entitled to receive distribution of the vested account balance, in a lump sum or in monthly installments.

               Withdrawals of employer and employee salary reduction contributions, and related income thereon, during the participant's employment are prohibited unless the participant can show immediate and extreme financial hardship, as determined by the Pension Committee.

THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 1999 AND 1998



NOTE 4 - INVESTMENTS

               The Plan's investments at December 31, 1999 and 1998 are held by the Trustee. The Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                          Net
                                                      Appreciation
                                                     (Depreciation)
                                                     in Fair Value
                                              ----------------------------
                                                  1999            1998
                                              -----------      -----------
YEAR ENDED DECEMBER 31:

Participant - Directed mutual funds:
     Spartan U.S. Equity Index Fund           $ 4,799,869      $ 5,673,566
     Fidelity Magellan Fund                     2,855,459        4,010,081
     Fidelity Growth and Income Portfolio         454,679        2,772,338
     Fidelity U.S. Bond Index Portfolio          (824,659)         209,236
     Janus Worldwide Fund                       3,209,169          913,694
     Fidelity Low-Priced Stock Fund               (17,996)        (128,399)
     Dreyfus Founders Balanced Fund              (307,702)         141,547
     Fidelity Contrafund                          131,835          321,985
     Fidelity Value Fund                          (63,139)        (104,634)
     Janus Enterprise Fund                      2,854,555           97,970
     Fidelity Freedom Income Fund                    (807)           1,739
     Fidelity Freedom 2000 Fund                     1,855                8
     Fidelity Freedom 2010 Fund                    39,944            5,916
     Fidelity Freedom 2020 Fund                    62,943            8,526
     Fidelity Freedom 2030 Fund                    20,947            2,398
The Andersons, Inc. common shares                (144,792)          19,743
                                              -----------      -----------

          Total                               $13,072,160      $13,945,714
                                              ===========      ===========

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THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 1999 AND 1998

NOTE 5 - TRANSACTIONS WITH PARTIES-IN-INTEREST

               Fees paid by the Plan sponsor to parties-in-interest for legal, accounting and other services rendered to the Plan are based on customary and reasonable rates for such services.

NOTE 6 - INCOME TAX STATUS

               The Internal Revenue Service ruled on August 29, 1996 and October 1, 1996 that the Plan for The Andersons, Inc. and The Andersons Tireman, a participating employer, respectively, qualifies under
               Section 401(a) of the Internal Revenue Code (the "Code") and that the trust, therefore, is exempt from taxation. The Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The Plan's administrator is not aware of any course of action or events that have occurred that might adversely affect the Plan's qualified status.

THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                  FORM 5500, SCHEDULE H, ITEM 41
                                                         EIN 34-1562374 PLAN 333
                                                               DECEMBER 31, 1999

                                                                                            Fair
       Issuer                      Identity of Issue                             Cost       Value
--------------------        ------------------------------------------------     ----    -----------
Fidelity Investments        Spartan U.S. Equity Index Fund - Mutual fund           *    $ 30,185,549
Fidelity Investments        Fidelity Magellan Fund - Mutual fund                   *      25,530,410
Fidelity Investments        Fidelity Growth and Income Fund - Mutual fund          *      15,467,484
Fidelity Investments        Fidelity U.S. Bond Index Portfolio - Mutual fund       *       9,858,546
Fidelity Investments        Fidelity Retirement Government Money
Fidelity Investments            Market Fund - Mutual fund                          *       8,813,370
Fidelity Investments        Janus Worldwide Fund - Mutual fund                     *       9,051,789
Fidelity Investments        Fidelity Low-Priced Stock Fund - Mutual fund           *         804,563
Fidelity Investments        Dreyfus Founders Balanced Fund - Mutual fund           *       2,072,865
Fidelity Investments        Fidelity Contrafund - Mutual fund                      *       3,065,660
Fidelity Investments        Fidelity Value Fund - Mutual fund                      *         765,004
Fidelity Investments        Janus Enterprise Fund - Mutual fund                    *       7,892,231
Fidelity Investments        Fidelity Freedom Income Fund - Mutual fund             *          20,155
Fidelity Investments        Fidelity Freedom 2000 Fund - Mutual fund               *          93,091
Fidelity Investments        Fidelity Freedom 2010 Fund - Mutual fund               *         431,657
Fidelity Investments        Fidelity Freedom 2020 Fund - Mutual fund               *         560,457
Fidelity Investments        Fidelity Freedom 2030 Fund - Mutual fund               *         153,105
The Andersons, Inc.         The Andersons, Inc. common shares                      *         663,620
    Participants            Participant loans with interest ranging
                                from 8.5 percent to 9.5 percent                    -       2,440,103
                                                                                  ---   ------------

                                                                                        $117,869,659
                                                                                        ============

*    Cost information not required

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                          The Andersons, Inc. Retirement Savings Investment Plan
                          ------------------------------------------------------
                                             (Name of Plan)

                          By:  The Andersons, Inc.
Date:  June 27, 2000      By /s/Michael J. Anderson
                          Michael J. Anderson
                          President and Chief Executive Officer

Date:  June 27, 2000      By /s/Richard R. George
                          Richard R. George
                          Vice President and Controller
                             (Principal Accounting Officer)